UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Unitil Corporation )
)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1)	RULE 24 UNDER THE PUBLIC
)	UTILITY HOLDING COMPANY ACT
(File No. 70-10120))	of 1935

        Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation (“Unitil”), on behalf of itself and its subsidiaries, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission’s order approving short–term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR No. 35-27691; File No. 70-10120, June 30, 2003).

Exhibit

Exhibit A –	Quarterly Report of Unitil Corporation and Its Subsidiaries by Short–term Borrowings and Money Pool Transactions for the third quarter of 2003.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION BY: /S/ Mark H. Collin —————————————— Mark H. Collin Senior Vice President, Chief Financial Officer & Treasurer

Dated: October 29, 2003

EXHIBIT A

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT–TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE THIRD QUARTER OF 2003

	Unitil Corporation	Unitil Energy Systems, Inc.	Fitchburg Gas & Electric Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Quarter:
Money Pool	N/A	$16,820,183	$29,584,425
Banks	$44,780,000	None	None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Quarter*	N/A	1.73%	1.74%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Quarter:
Fleet Bank - NH	$20,780,000	None	None
Citizens Bank	$13,000,000	None	None
Sovereign Bank	$11,000,000	None	None

(d)
Common Equity as a Percent
of Total Capitalization	33%	34%	31%

*Excludes Bank Service and commitment fees

EXHIBIT A

QUARTERLY REPORT BY
UNITIL CORPORATION AND ITS SUBSIDIARIES
OF SHORT–TERM BORROWINGS
AND MONEY POOL TRANSACTIONS
FOR THE THIRD QUARTER OF 2003

	UNITIL Power Corp.	UNITIL Realty Corp.	UNITIL Service Corp.	UNITIL Resources Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Quarter:
Money Pool	$5,458,020	None	$3,513,271	$1,550,602
Banks	None	None	None	None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Quarter*	1.75%	None	1.74%	1.74%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Quarter:
Fleet Bank - NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None

(d)
Common Equity as a Percent
of Total Capitalization	N/A	N/A	N/A	N/A

* Excludes Bank Service and Commitment Fees